GREENPOWER MOTOR COMPANY INC.
Suite 240 - 209 Carrall Street
Vancouver, B.C. V6B 2J2

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING
OF SHAREHOLDERS

TO BE HELD ON MAY 18, 2021
AND
INFORMATION CIRCULAR

April 12, 2021

This document requires immediate attention. If you are in doubt as to how to deal with the documents or matters referred to in this notice and information circular, you should immediately contact your advisor.

GREENPOWER MOTOR COMPANY INC.

Suite 240 - 209 Carrall Street
Vancouver, B.C. V6B 2J2
Telephone: (604) 563-4144

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING

TO THE SHAREHOLDERS:

NOTICE IS HEREBY GIVEN that the annual general and special meeting (the "Meeting") of shareholders of GreenPower Motor Company Inc. (the "Company") will be held in virtual only format on Tuesday, May 18, 2021, at the hour of 1:00 p.m. (Pacific time) for the following purposes:

1. to receive the audited financial statements of the Company for the fiscal year ended March 31, 2020 and the accompanying report of the auditors;

2. to set the number of directors of the Company for the ensuing year at six (6) persons;

3. to elect Mark Achtemichuk, Fraser Atkinson, Malcolm Clay, Cathy McLay, David Richardson and Brendan Riley and as directors of the Company;

4. to appoint Crowe MacKay LLP, Chartered Professional Accountants, as the auditors of the Company for the ensuing fiscal year and to authorize the directors of the Company to fix the remuneration to be paid to the auditors;

5. to consider and, if thought fit, to approve an ordinary resolution to ratify, confirm and approve the Company's Stock Option Plan, as described in the accompanying management information circular (the "Information Circular"); and

6. to transact such further or other business as may properly come before the Meeting and any adjournment or postponement thereof.

The accompanying Information Circular provides additional information relating to the matters to be dealt with at the Meeting and is supplemental to, and expressly made a part of, this notice of Meeting (the "Notice of Meeting").

The board of directors of the Company has fixed April 9, 2021 as the record date for the determination of shareholders entitled to notice of and to vote at the Meeting and at any adjournment or postponement thereof. Each registered shareholder at the close of business on that date is entitled to such notice and to vote at the Meeting in the circumstances set out in the accompanying Information Circular.

To ensure the safety of our shareholders and other stakeholders entitled to attend the Meeting amidst the ongoing COVID-19 pandemic, there will be no physical location for the Meeting. The Meeting will be held in virtual only format, and registered shareholders and validly appointed proxyholders may vote their common shares electronically and submit their questions during the Meeting by visiting the following internet address:  www.virtualshareholdermeeting.com/GP2021  Shareholders and validly appointed proxyholders who attend the Meeting will have an opportunity to participate at the Meeting, regardless of their geographic location.  You will need to have your 16-Digit Control Number included on the form of proxy or voting instruction form (if you received a printed copy of the proxy materials) to join the Annual Meeting.

Due to the COVID-19 pandemic and issues related to the verification of shareholder identity, in person voting will not be permitted at the Meeting. If you are a registered shareholder and wish to have your vote counted, you will be required to complete, date, sign and return, in the envelope provided for that purpose, the accompanying form of proxy (the "Proxy") for use at the Meeting or any adjournment thereof. To be effective, the Proxy must be received Broadridge Financial Solutions Inc. ("Broadridge") by no later than 1:00 p.m. (Pacific Daylight Time) on May 14, 2021 or no later than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time to which the Meeting may be adjourned or postponed. Alternatively, you may vote by telephone or via the internet following the instructions provided on the Proxy.

If you are a non-registered holder of common shares and have received this Notice of Meeting and accompanying materials through an intermediary, such as an investment dealer, broker, custodian, administrator or other nominee, or a clearing agency in which the intermediary participates (each an "Intermediary"), please complete and return Voting Instruction Form provided to you in accordance with the instructions provided therein.

If you have any questions about the procedures required to qualify to vote at the Meeting or about obtaining and depositing the required form of Proxy, you should contact Broadridge at proxy.request@broadridge.com or by telephone at 1-844-916-0609

Dated at Vancouver, British Columbia as of this 12th day of April, 2021.

By Order of the Board of Directors of

GREENPOWER MOTOR COMPANY INC.

"Fraser Atkinson"

Fraser Atkinson
Chairman and Director

GREENPOWER MOTOR COMPANY INC.

Suite 240 - 209 Carrall Street
Vancouver, B.C. V6B 2J2
Telephone: (604) 563-4144

INFORMATION CIRCULAR
April 12, 2021

INTRODUCTION

This Information Circular accompanies the Notice of Annual General and Special Meeting (the "Notice") and is furnished to shareholders (each, a "Shareholder") holding common shares (each, a "Share") in the capital of GreenPower Motor Company Inc. (the "Company") in connection with the solicitation by the management of the Company of proxies to be voted at the annual general and special meeting (the "Meeting") of the Shareholders to be held virtual only format at 1:00 p.m. (Pacific time) on Tuesday, May 18, 2021, or at any adjournment or postponement thereof.

VIRTUAL MEETING

To ensure the safety of our shareholders and other stakeholders entitled to attend the Meeting amidst the ongoing COVID-19 pandemic, there will be no physical location for the Meeting. The Meeting will be held in virtual only format, and registered shareholders and validly appointed proxyholders may vote their common shares electronically and submit their questions during the Meeting by visiting the following internet address:  www.virtualshareholdermeeting.com/GP2021  Shareholders and validly appointed proxyholders who attend the Meeting will have an opportunity to participate at the Meeting, regardless of their geographic location.  You will need to have your 16-Digit Control Number included on the form of proxy or voting instruction form (if you received a printed copy of the proxy materials) to join the Annual Meeting.

Date and Currency

The date of this Information Circular is April 12, 2021. Unless otherwise stated, all amounts herein are in Canadian dollars.

PROXIES AND VOTING RIGHTS

Management Solicitation

The solicitation of proxies by management of the Company will be conducted by mail and may be supplemented by telephone or other personal contact to be made without special compensation to any of the directors, officers and employees of the Company. The Company does not reimburse Shareholders, nominees or agents for costs incurred in obtaining from their principals authorization to execute forms of proxy, except that the Company has requested brokers and nominees who hold stock in their respective names to furnish this proxy material to their customers who are NOBOs (as defined below), and the Company will reimburse such brokers and nominees for their related out of pocket expenses. No solicitation will be made by specifically engaged employees or soliciting agents. The cost of solicitation will be borne by the Company.

No person has been authorized to give any information or to make any representation other than as contained in this Information Circular in connection with the solicitation of proxies. If given or made, such information or representations must not be relied upon as having been authorized by the Company. The delivery of this Information Circular shall not create, under any circumstances, any implication that there has been no change in the information set forth herein since the date of this Information Circular. This Information Circular does not constitute the solicitation of a proxy by anyone in any jurisdiction in which such solicitation is not authorized, or in which the person making such solicitation is not qualified to do so, or to anyone to whom it is unlawful to make such an offer of solicitation.

Appointment of Proxy

Registered Shareholders and duly appointed proxyholders are entitled to vote at the Meeting. A Shareholder is entitled to one vote for each Share that such Shareholder holds on the record date of April 9, 2021 on the resolutions to be voted upon at the Meeting, and any other matter to come before the Meeting.

The persons named as proxyholders (the "Designated Persons") in the enclosed form of proxy are directors and/or officers of the Company.

A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON OR COMPANY (WHO NEED NOT BE A SHAREHOLDER) OTHER THAN THE DESIGNATED PERSONS NAMED IN THE ENCLOSED FORM OF PROXY TO ATTEND AND ACT FOR OR ON BEHALF OF THAT SHAREHOLDER AT THE MEETING.

A SHAREHOLDER MAY EXERCISE THIS RIGHT BY INSERTING THE NAME OF SUCH OTHER PERSON IN THE BLANK SPACE PROVIDED ON THE FORM OF PROXY OR VOTING INSTRUCTION FORM. SUCH SHAREHOLDER MUST DESIGNATE AN 8 CHARACTER APPOINTEE IDENTIFICATION NUMBER IN THE SPACE PROVIDED ON THE FORM OF PROXY OR VOTING INSTRUCTION FORM. THE SHAREHOLDER MUST PROVIDE THE APPOINTEE WITH THE EXACT NAME AND 8 CHARACTER APPOINTEE IDENTIFICATION NUMBER TO ACCESS THE MEETING. APPOINTEES CAN ONLY BE VALIDATED AT THE VIRTUAL SHAREHOLDER MEETING USING THE EXACT NAME AND APPOINTEE IDENTIFICATION NUMBER ENTERED.

The Shareholder may vote by mail, by telephone or via the Internet by following the instructions provided in the form of proxy at least 48 hours (excluding Saturdays, Sundays and holidays recognized in the Province of British Columbia) prior to the scheduled time of the Meeting, or prior to 1:00 p.m. (Pacific time) on Friday, May 14, 2021, or any adjournment or postponement thereof. The Chairman of the Meeting, in their sole discretion, may accept completed forms of proxy on the day of the Meeting or any adjournment or postponement thereof.

A proxy may not be valid unless it is dated and signed by the Shareholder who is giving it or by that Shareholder's attorney-in-fact duly authorized by that Shareholder in writing or, in the case of a corporation, dated and executed by a duly authorized officer or attorney-in-fact for the corporation. If a form of proxy is executed by an attorney-in-fact for an individual Shareholder or joint Shareholders, or by an officer or attorney-in-fact for a corporate Shareholder, the instrument so empowering the officer or attorney-in-fact, as the case may be, or a notarial certified copy thereof, must accompany the form of proxy.

Revocation of Proxies

A Shareholder who has given a proxy may revoke it at any time before it is exercised by an instrument in writing: (a) executed by that Shareholder or by that Shareholder's attorney-in-fact, authorized in writing, or, where the Shareholder is a corporation, by a duly authorized officer of, or attorney-in-fact for, the corporation; and (b) delivered either: (i) to the Company at the address set forth above, at any time up to and including the last business day preceding the day of the Meeting or, if adjourned or postponed, any reconvening thereof, (ii) to the Chairman of the Meeting prior to the vote on matters covered by the proxy on the day of the Meeting or, if adjourned or postponed, any reconvening thereof, or (iii) in any other manner provided by law.

Also, a proxy will automatically be revoked by either: (i) attendance at the Meeting and participation in a poll (ballot) by a Shareholder, or (ii) submission of a subsequent proxy in accordance with the foregoing procedures. A revocation of a proxy does not affect any matter on which a vote has been taken prior to any such revocation.

Voting of Shares and Proxies and Exercise of Discretion by Designated Persons

A Shareholder may indicate the manner in which the Designated Persons are to vote with respect to a matter to be voted upon at the Meeting by marking the appropriate space on the proxy. The Shares represented by a proxy will be voted or withheld from voting in accordance with the instructions of the Shareholder on any ballot that may be called for and if the Shareholder specifies a choice with respect to any matter to be acted upon, the Shares will be voted accordingly.

IF NO CHOICE IS SPECIFIED IN THE PROXY WITH RESPECT TO A MATTER TO BE ACTED UPON, THE PROXY CONFERS DISCRETIONARY AUTHORITY WITH RESPECT TO THAT MATTER UPON THE DESIGNATED PERSONS NAMED IN THE FORM OF PROXY. IT IS INTENDED THAT THE DESIGNATED PERSONS WILL VOTE THE SHARES REPRESENTED BY THE PROXY IN FAVOUR OF EACH MATTER IDENTIFIED IN THE PROXY.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to other matters which may properly come before the Meeting, including any amendments or variations to any matters identified in the Notice, and with respect to other matters which may properly come before the Meeting. At the date of this Information Circular, management of the Company is not aware of any such amendments, variations, or other matters to come before the Meeting.

In the case of abstentions from, or withholding of, the voting of the Shares on any matter, the Shares that are the subject of the abstention or withholding will be counted for determination of a quorum, but will not be counted as affirmative or negative on the matter to be voted upon.

ADVICE TO BENEFICIAL SHAREHOLDERS

The information set out in this section is of significant importance to those Shareholders who do not hold Shares in their own name. Shareholders who do not hold their Shares in their own name (referred to in this Information Circular as "Beneficial Shareholders") should note that only proxies deposited by Shareholders whose names appear on the records of the Company as the registered holders of Shares can be recognized and acted upon at the Meeting. If Shares are listed in an account statement provided by a broker, then in almost all cases those Shares will not be registered in the Beneficial Shareholder's name on the records of the Company. Such Shares will more likely be registered under the names of the Beneficial Shareholder's broker or an agent of that broker. In the United States, the vast majority of such Shares are registered under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for some Canadian brokerage firms). Beneficial Shareholders should ensure that instructions respecting the voting of their Shares are communicated to the appropriate person well in advance of the Meeting.

The Company does not have access to the names of all Beneficial Shareholders. Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of Shareholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Shares are voted at the Meeting. The form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is similar to the Form of Proxy provided to registered Shareholders by the Company. However, its purpose is limited to instructing the registered Shareholder (the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. ("Broadridge") in the United States and in Canada. Broadridge typically prepares a special voting instruction form, mails this form to the Beneficial Shareholders and asks for appropriate instructions regarding the voting of Shares to be voted at the Meeting. If Beneficial Shareholders receive the voting instruction forms from Broadridge, they are requested to complete and return the voting instruction forms to Broadridge by mail. Alternatively, Beneficial Shareholders can call a toll- free number and access Broadridge's dedicated voting website www.proxyvote.com (each as noted on the voting instruction form) to deliver their voting instructions and to vote the Shares held by them. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Shares to be represented at the Meeting. A Beneficial Shareholder receiving a Broadridge voting instruction form cannot use that form as a proxy to vote Shares directly at the Meeting - the voting instruction form must be returned to Broadridge well in advance of the Meeting in order to have the applicable Shares voted at the Meeting.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Shares registered in the name of their broker (or agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxyholder for the registered Shareholder and vote the Shares in that capacity. Beneficial Shareholders who wish to attend at the Meeting and indirectly vote their Shares as  proxyholder for the registered Shareholder should enter their own names in the blank space on the instrument of proxy provided to them, follow the instructions on the form,  and return the same to their broker (or the broker's agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

Alternatively, a U.S. Beneficial Shareholder may request in writing that their broker send to the Beneficial Shareholder a legal proxy which would enable the Beneficial Shareholder to attend at the Meeting and vote their Shares.

Beneficial Shareholders consist of non-objecting beneficial owners ("NOBOs") and objecting beneficial owners ("OBOs"). A NOBO is a beneficial owner of securities that has provided instructions to an intermediary holding the securities in an account on behalf of the beneficial owner that the beneficial owner does not object, for that account, to the intermediary disclosing ownership information about the beneficial owner under National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer ("NI 54-101") of the Canadian Securities Administrators. An OBO means a beneficial owner of securities that has provided instructions to an intermediary holding the securities in an account on behalf of the beneficial owner that the beneficial owner objects, for that account, to the intermediary disclosing ownership information about the beneficial owner under NI 54-101.

The Company is not sending proxy-related materials directly to NOBOs or OBOs of the Shares. Management of the Company does not intend to pay for intermediaries to forward to OBOs the proxy-related materials and in the case of an OBO, the OBO of the Shares will not receive the materials unless their intermediary assumes the costs of delivery.

All references to Shareholders in this Information Circular are to registered Shareholders, unless specifically stated otherwise.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Company is authorized to issue an unlimited number of Shares without par value. As of the record date, determined by the board of directors of the Company (the "Board") to be the close of business on April 9, 2021, a total of 20,892,559 Shares were issued and outstanding. Each Share carries the right to one vote at the Meeting.

Only registered Shareholders as of the record date are entitled to receive notice of, and to attend and vote at, the Meeting or any adjournment or postponement of the Meeting.

To the knowledge of the directors and executive officers of the Company, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, Shares carrying more than 10% of the voting rights attached to the outstanding Shares of the Company.

FINANCIAL STATEMENTS

The audited financial statements of the Company for the year ended March 31, 2020, together with the auditor's report thereon, will be presented to the Shareholders at the Meeting. The Company's financial statements and management discussion and analysis are available on SEDAR at www.sedar.com

NUMBER OF DIRECTORS

At the Meeting, Shareholders will be asked to pass an ordinary resolution to set the number of directors of the Company at six (6). An ordinary resolution needs to be passed by a simple majority of the votes cast by the Shareholders present in person or represented by proxy and entitled to vote at the Meeting.

Management recommends the approval of setting the number of directors of the Company at six (6).

ELECTION OF DIRECTORS

At present, the directors of the Company are elected at each annual general meeting and hold office until the next annual general meeting, or until their successors are duly elected or appointed in accordance with the Company's Articles or until such director's earlier death, resignation or removal. In the absence of instructions to the contrary, the enclosed form of proxy will be voted for the nominees listed in the form of proxy. All of the nominees listed in the Form of Proxy are presently members of the Board.

Management of the Company proposes to nominate the persons named in the table below for election by the Shareholders as directors of the Company. Information concerning such persons, as furnished by the individual nominees, is as follows:

Name, Province, Country of Residence and Position(s) with the Company	Principal Occupation, Business or Employment for last five years	Periods during which Nominee has Served as a Director	Number of Shares Owned(1)
Fraser Atkinson (3) British Columbia, Canada Chief Executive Officer, Chairman and Director	Chairman of the Company since February 2011 and CEO since June 2019; Director of Equus Total Return, Inc. since May 2010; and Director of Grizzly Discoveries Inc. from March 2011 to February 2018.	February 11, 2011 to present	2,001,907(5)
Brendan Riley California, United States President and Director	President of the Company since October 2016 and Director since July 2019; VP Bus, Truck and Material Handling of BYD Motors Inc from October 2011 to October 2016.	July 3, 2019 to present	36,000(6)
Mark Achtemichuk(3) British Columbia, Canada Director and former Chief Financial Officer and Secretary	Recently retired. Most recently Senior Vice President at CMLS Financial Ltd. from April 2010 to January 2021; and principal of MSA Holdings, Inc. since July 2007.	February 22, 2011 to present	67,792(7)

Name, Province, Country of Residence and Position(s) with the Company	Principal Occupation, Business or Employment for last five years	Periods during which Nominee has Served as a Director	Number of Shares Owned(1)
Malcolm Clay(2)(3)(4) British Columbia, Canada Director

Currently retired. Mr. Clay was a Partner with KPMG LLP from September 1975 to September 2002. Since retirement Mr. Clay has been active as a consultant and Corporate Director for several public companies.

		February 22, 2011 to present	474,843(8)
David Richardson (2)(4) British Columbia, Canada Director

President and CEO of Octaform Systems Inc. from May 1997 to present. Mr. Richardson is a Director Emeritus of Ducks Unlimited Canada following 20 years on that board. He was a founding member and director of The Asia Pacific Foundation and a leader on various government trade missions to Asia. In addition he was a Director of the Canada China Trade Council and Chairman of the Agriculture Committee. Mr. Richardson has served on a number of public and private boards throughout his career and continues to hold several other directorship positions.

		March 25, 2015 to present	1,801,668(9)
Cathy McLay(2)(4) British Columbia, Canada Director

Ms. McLay retired in 2018 from Translink, a public transit service provider in Metro Vancouver as the chief financial officer, executive vice president finance and corporate services and for a period the interim chief executive officer. She currently serves on the boards of Coast Mountain Bus Company (Chair), Insurance Corporation of British Columbia (Chair of the audit committee) and Vancouver Fraser Port Authority (Chair Major Capital Committee). Ms McLay is a fellow of the Chartered Professional Accountants of British Columbia and a graduate of the Institute of Corporate Directors Education Program.

		January 20, 2020 to present	9,715(10)

(1) Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at April 12, 2021 based upon information furnished to the Company by the individual directors.

(2) Member of the Audit Committee.

(3) Member of Nominating Committee.

(4) Member of Compensation Committee.

(5) Mr. Atkinson holds 1,132,766 Shares directly, 28,571 Shares in the Atkinson Family Trust, 804,854 Shares indirectly with Koko Financial Services Ltd. ("Koko"), a private company owned by Mr. Atkinson, 17,858 indirectly through H. Atkinson ITF SS Atkinson and 17,858 indirectly through H. Atkinson ITF RR Atkinson. Mr. Atkinson also beneficially holds 257,142 stock options, each of which entitles Mr. Atkinson to purchase one Share, of which 14,286 stock options are exercisable at the exercise price of $5.25 per Share until expiry on February 2, 2022, 85,714 stock options are exercisable at the exercise price of $5.25 per Share until expiry on May 26, 2022, 14,286 stock options are exercisable at a price of $3.50 per Share until May 4, 2023, 14,286 stock options are exercisable at a price of $3.50 per Share until February 12, 2024, 28,571 stock options are exercisable at a price of $2.59 per Share until January 30, 2025 and 100,000 stock options are exercisable at a price of U.S. $20.00 per Share until November 19, 2025. Mr. Atkinson also owns, indirectly through KFS Capital LLC, 708,928 warrants of which 285,714 warrants are exercisable at a price of $4.55 per Share until June 29, 2021, 342,857 warrants are exercisable at a price of $4.20 per Share until March 14, 2022 and 80,357 warrants exercisable at a price of $3.50 per Share until September 25, 2021.

(6) Brendan Riley holds 36,000 Shares directly. Mr. Riley also beneficially holds 235,712 stock options, each of which entitles Mr. Riley to purchase one Share, of which 71,428 stock options are exercisable at the exercise price of $4.34 per Share until expiry on October 27, 2021, 14,285 stock options are exercisable at the exercise price of $3.15 per Share until expiry on December 18, 2022, 14,285 stock options are exercisable at a price of $3.50 per Share until February 12, 2024, 35,714 stock options are exercisable at a price of $2.59 per Share until January 30, 2025 and 100,000 stock options are exercisable at a price of U.S. $20.00 per Share until November 19, 2025.

(7) Mark Achtemichuk holds 61,428 Shares directly, 3,364 Shares through his TFSA account and 3,000 Shares through his RESP account. Mr. Achtemichuk also beneficially holds 96,072 stock options, each of which entitles Mr. Achtemichuk to purchase one Share, of which 14,286 stock options are exercisable at the exercise price of $5.25 per Share until expiry on February 2, 2022, 5,357 stock options are exercisable at the exercise price of $5.25 per Share until expiry on May 26, 2022, 14,286 stock options are exercisable at a price of $3.50 until May 4, 2023, 14,286 stock options are exercisable at a price of $3.50 per Share until February 12, 2024, 42,857 stock options are exercisable at a price of $2.59 per Share until January 30, 2025 and 5,000 stock options are exercisable at a price of U.S. $20.00 per Share until December 4, 2025.

(8) Malcolm Clay holds 453,848 Shares directly, 17,070 Shares through his RRIF account and 3,925 Shares through his TFSA account. Mr. Clay also beneficially holds 133,572 stock options, each of which entitles Mr. Clay to purchase one Share, of which 14,286 stock options are exercisable at the exercise price of $5.25 per Share until expiry on February 2, 2022, 57,143 stock options are exercisable at the exercise price of $5.25 per Share until expiry on May 26, 2022, 14,286 stock options are exercisable at a price of $3.50 until May 4, 2023, 14,286 stock options are exercisable at a price of $3.50 per Share until February 12, 2024, 28,571 stock options are exercisable at a price of $2.59 per Share until January 30, 2025 and 5,000 stock options are exercisable at a price of U.S. $20.00 per Share until December 4, 2025. Mr. Clay beneficially holds 53,571 warrants exercisable at the exercise price of $3.50 per Share until expiry on September 25, 2021.

(9) David Richardson holds 86,428 Shares directly and 1,715,240 Shares indirectly through Countryman Investments Ltd. ("Countryman"). Mr. Richardson also directly holds 76,428 stock options, each of which entitles Mr. Richardson to purchase one Share, of which 14,286 stock options are exercisable at the exercise price of $5.25 per Share until expiry on February 2, 2022, 14,286 stock options are exercisable at a price of $3.50 per Share until May 4, 2023, 14,286 stock options are exercisable at a price of $3.50 until February 12, 2024, 28,571 stock options are exercisable at a price of $2.59 per Share until January 30, 2025 and 5,000 stock options are exercisable at a price of U.S. $20.00 per Share until December 4, 2025.  Mr. Richardson also owns, indirectly through Countryman, 1,042,857 warrants of which 357,143 warrants are exercisable at the exercise price of $3.50 per Share until expiry on September 25, 2021, 342,857 warrants are exercisable into one Share at a price of $4.55 per Share until June 29, 2021 and 342,857 warrants are exercisable into one Share at a price of $4.20 per Share until March 14, 2022.

(10) Cathy McLay holds 9,715 Shares directly. Ms. McLay also directly holds 47,857 stock options, 42,857 of which entitles Ms. McLay to purchase one Share which are exercisable at a price of $2.59 per Share until January 30, 2025 and 5,000 stock options are exercisable at a price of U.S. $20.00 per Share until December 4, 2025.

It is the responsibility of the Insiders (including the directors and officers of the Company) to file in a timely fashion all of their transactions on www.sedi.ca, which the Company has relied on for the information contained in the Information Circular.

Management recommends the approval of each of the nominees listed above for election as directors of the Company for the ensuing year.

Orders

To the best of management's knowledge, no proposed director of the Company is, or within the ten (10) years before the date of this Information Circular has been, a director, chief executive officer or chief financial officer of any company that:

 (a) was subject to a cease trade order, an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

 (b) was subject to a cease trade order, an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

Bankruptcies

To the best of management's knowledge, no proposed director of the Company is, or within ten (10) years before the date of this Information Circular, has been, a director or an executive officer of any company that, while the person was acting in that capacity, or within a year of that person ceasing to act in the capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets or made a proposal under any legislation relating to bankruptcies or insolvency.

Mr. Atkinson is a director and officer of Alta Ready Mix Inc., which appointed Bowra Group Inc. who obtained an approval for a Proposal to creditors on March 20, 2017 and court approval on April 11, 2017 for a creditor arrangement. Alta Ready Mix Inc. continues its business operations and is in good standing.

Penalties and Sanctions

To the best of management's knowledge, no proposed director of the Company has been subject to: (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a proposed director.

STATEMENT OF EXECUTIVE COMPENSATION

General

For the purpose of this Information Circular:

"compensation securities" includes stock options, convertible securities, exchangeable securities and similar instruments including stock appreciation rights, deferred share units and restricted stock units granted or issued by the Company or one of its subsidiaries (if any) for services provided or to be provided, directly or indirectly to the Company or any of its subsidiaries (if any);

"Named Executive Officer" or "NEO" means each of the following individuals:

 (a) each individual who served as chief executive officer ("CEO") of the Company, or who performed functions similar to a CEO, during any part of the most recently completed financial year,

 (b) each individual who served as chief financial officer ("CFO") of the Company, or who performed functions similar to a CFO, during any part of the most recently completed financial year,

 (c) the most highly compensated executive officer of the Company or any of its subsidiaries (if any) other than individuals identified in paragraphs (a) and (b) at the end of the most recently completed financial year whose total compensation was more than $150,000, as determined in accordance with subsection 1.3(5) of Form 51-102F6V, for that financial year, and

 (d) each individual who would be an NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the Company or its subsidiaries, nor acting in a similar capacity, at the end of that financial year;

"plan" includes any plan, contract, authorization or arrangement, whether or not set out in any formal document, where cash, compensation securities or any other property may be received, whether for one or more persons; and

"underlying securities" means any securities issuable on conversion, exchange or exercise of compensation securities.

Director and Named Executive Officer Compensation, Excluding Compensation Securities

The following table sets forth all direct and indirect compensation paid, payable, awarded, granted, given or otherwise provided, directly or indirectly, by the Company or any subsidiary thereof to each NEO and each director of the Company, in any capacity, including, for greater certainty, all plan and non-plan compensation, direct and indirect pay, remuneration, economic or financial award, reward, benefit, gift or perquisite paid, payable, awarded, granted, given or otherwise provided to the NEO or director for services provided and for services to be provided, directly or indirectly, to the Company or any subsidiary thereof for each of the two most recently completed financial years, other than stock options and other compensation securities:

Name and Position	Year	Salary, Consulting Fee, Retainer or Commission ($)	Bonus ($)	Committee or Meeting Fees ($)	Value of Perquisites(1) ($)	Value of All Other Compensation ($)	Total Compensation ($)
Brendan Riley(2) President and Director	2020 2019	344,760 295,087	Nil Nil	Nil Nil	34,476 29,508	Nil Nil	379,236 324,595
Fraser Atkinson(3) CEO, Chairman and Director	2020 2019	289,060(9) 157,377(9)	Nil Nil	Nil Nil	28,906 15,737	Nil Nil	317,966 173,114
Michael Sieffert(4) CFO and Secretary	2020 2019	229,666 58,037	50,000 Nil	Nil Nil	27,967 15,000	Nil Nil	307,633 73,037
Mark Achtemichuk(5) Director and former CFO and Secretary	2020 2019	Nil 22,875(10)	Nil Nil	Nil Nil	15,000 15,000	Nil Nil	15,000 37,875
Malcolm Clay(6) Director	2020 2019	Nil Nil	Nil Nil	Nil Nil	15,000 15,000	Nil Nil	15,000 15,000
David Richardson(7) Director	2020 2019	Nil Nil	Nil Nil	Nil Nil	15,000 15,000	Nil Nil	15,000 15,000
Cathy McLay(7) Director	2020 2019	Nil N/A	Nil N/A	Nil N/A	15,000 N/A	Nil N/A	15,000 N/A
Phillip Oldridge(8) Former CEO and President	2020 2019	85,122(11) 314,760(11)	Nil Nil	Nil Nil	15,000 31,476	Nil Nil	100,122 346,236

(1) "Perquisites" include perquisites provided to an NEO or director that are not generally available to all employees and that, in aggregate, are: (a) $15,000, if the NEO or director's total salary for the financial year is $150,000 or less, (b) 10% of the NEO or director's salary for the financial year if the NEO or director's total salary for the financial year is greater than $150,000 but less than $500,000, or (c) $50,000 if the NEO or director's total salary for the financial year is $500,000 or greater.

(2) Brendan Riley was appointed the President of the Company on October 27, 2016 and a director of the Company on July 3, 2019.

(3) Fraser Atkinson was appointed as CEO, Chairman and a director of the Company on February 11, 2011. He was the President, Secretary and CFO of the Company from February 11, 2011 to February 22, 2011 and resigned as the CEO on December 23, 2014. He was appointed the CEO on June 12, 2019.

(4) Michael Sieffert was appointed the CFO and Secretary of the Company on December 1, 2018.

(5) Mark Achtemichuk was the CFO and Secretary of the Company from February 22, 2011 to December 1, 2018 and was appointed a director of the Company on February 22, 2011. He resigned as the CFO and Secretary on December 1, 2018.

(6) Malcolm Clay was appointed a director of the Company on February 22, 2011.

(7) David Richardson was appointed a director of the Company on March 26, 2015.

(8) Phillip Oldridge was appointed as the CEO, President and a director of the Company on December 23, 2014. He resigned as the President of the Company on October 27, 2016. He was terminated as the CEO on June 12, 2019. He resigned as a director on July 2, 2019.

(9) These consulting fees were paid to Koko as compensation for Mr. Atkinson's provision of services of Koko. Neither Mr. Atkinson nor Koko received additional compensation for Mr. Atkinson's services as a director of the Company.

(10) These consulting fees were paid to MSA Holdings Inc., a company controlled by Mr. Achtemichuk, as compensation for Mr. Achtemichuk's provision of services of the CFO. Neither Mr. Achtemichuk nor MSA Holdings Inc. received additional compensation for Mr. Achtemichuk's services as a director of the Company.

(11) These consulting fees were paid to S&P 500 Financial and Corporate Services Inc., a U.S company where Mr. Oldridge served as a director, U.S. $60,000 for the 2020 fiscal year and U.S. $240,000 ($314,760) for the 2019 fiscal year.

The exchange rate from U.S. dollars to Canadian dollars was 1.4187 for the year ended March 31, 2020 and 1.3115 for the year ended March 31, 2019

Stock Options and Other Compensation Securities

The following table sets out all compensation securities granted or issued to each director and NEO by the Company or any subsidiary thereof in the year ended March 31, 2020 for services provided, or to be provided, directly or indirectly, to the Company or any subsidiary thereof:

Name and Position	Type of Compensation Security	Number of Compensation Securities, Number of Underlying Securities and Percentage of Class	Date of Issue or Grant	Issue, Conversion or Exercise Price ($)	Closing Price of Security or Underlying Security on Date of Grant	Closing Price of Security or Underlying Security at Year End	Expiry Date
Brendan Riley(1) President and Director	Stock Options	35,714	01/30/20	$2.59	$2.59	$1.61	01/30/25
Fraser Atkinson(2) Chairman & Director Former CEO	Stock Options	28,571	01/30/20	$2.59	$2.59	$1.61	01/30/25
Michael Sieffert(3) CFO and Secretary	Stock Options	28,571	01/30/20	$2.59	$2.59	$1.61	01/30/25
Mark Achtemichuk(4) Director	Stock Options	42,857	01/30/20	$2.59	$2.59	$1.61	01/30/25
Malcolm Clay(5) Director	Stock Options	28,571	01/30/20	$2.59	$2.59	$1.61	01/30/25
David Richardson(6) Director	Stock Options	28,571	01/30/20	$2.59	$2.59	$1.61	01/30/25
Cathy McLay(7) Director	Stock Options	42,857	01/30/20	$2.59	$2.59	$1.61	01/30/25

(1) As of March 31, 2020, Brendan Riley held an aggregate of 135,712 stock options, each of which entitles Mr. Riley to purchase one Share, of which, 71,428 stock options are exercisable at the exercise price of $4.34 per Share until expiry on October 27, 2021, 14,285 stock options are exercisable at the exercise price of $3.15 per Share until expiry on December 18, 2022, 14,285 stock options are exercisable at a price of $3.50 per Share until February 12, 2024, and 35,714 stock options are exercisable at a price of $2.59 per Share until January 30, 2025.

(2) As of March 31, 2020, Fraser Atkinson held an aggregate of 182,857 stock options, each of which entitles Mr. Atkinson to purchase one Share, of which 14,286 stock options are exercisable at the exercise price of $2.45 per Share until expiry on February 4, 2021, 11,429 stock options are exercisable at the exercise price of $2.45 per Share until expiry on May 6, 2021, 14,286 stock options are exercisable at the exercise price of $5.25 per Share until expiry on February 2, 2022, 85,714 stock options are exercisable at the exercise price of $5.25 per Share until expiry on May 26, 2022, 14,286 stock options are exercisable at a price of $3.50 per Share until May 4, 2023, 14,286 stock options are exercisable at a price of $3.50 per Share until February 12, 2024, and 28,571 stock options are exercisable at a price of $2.59 per Share until January 30, 2025,

(3) As of March 31, 2020, Michael Sieffert held an aggregate of 78,571 stock options, each of which entitles Mr. Sieffert to purchase one Share, of which 50,000 stock options are exerciseable at the exercise price of $3.01 per Share until November 30, 2023 and 28,571 stock options are exercisable at a price of $2.59 per Share until January 30, 2025,

(4) As of March 31, 2020, Mark Achtemichuk held an aggregate of 106,072 stock options, each of which entitles Mr. Achtemichuk to purchase one Share, of which 14,286 stock options are exercisable at the exercise price of $2.45 per Share until expiry on February 4, 2021, 714 stock options are exercisable at the exercise price of $2.45 per Share until expiry on May 6, 2021, 14,286 stock options are exercisable at the exercise price of $5.25 per Share until expiry on February 2, 2022, 5,357 stock options are exercisable at the exercise price of $5.25 per Share until expiry on May 26, 2022, 14,286 stock options are exercisable at a price of $3.50 until May 4, 2023, 14,286 stock options are exercisable at a price of $3.50 per Share until February 12, 2024, and 42,857 stock options are exercisable at a price of $2.59 per Share until January 30, 2025.

(5) As of March 31, 2020, Malcolm Clay held an aggregate of 150,001 stock options, each of which entitles Mr. Clay to purchase one Share, of which 14,286 stock options are exercisable at the exercise price of $2.45 per Share until expiry on February 4, 2021, 7,143 stock options are exercisable at the exercise price of $2.45 per Share until expiry on May 6, 2021, 14,286 stock options are exercisable at the exercise price of $5.25 per Share until expiry on February 2, 2022, 57,143 stock options are exercisable at the exercise price of $5.25 per Share until expiry on May 26, 2022, 14,286 stock options are exercisable at a price of $3.50 until May 4, 2023, 14,286 stock options are exercisable at a price of $3.50 per Share until February 12, 2024, and 28,571 stock options are exercisable at a price of $2.59 per Share until January 30, 2025.

(6) As of March 31, 2020, David Richardson held an aggregate of 905,000 stock options, each of which entitles Mr. Richardson to purchase one Share, of which 14,286 stock options are exercisable at the exercise price of $2.45 per Share until expiry on February 4, 2021, 43,571 stock options are exercisable at the exercise price of $2.45 per Share until expiry on May 6, 2021, 14,286 stock options are exercisable at the exercise price of $5.25 per Share until expiry on February 2, 2022, 14,286 stock options are exercisable at a price of $3.50 per Share until May 4, 2023, 14,286 stock options are exercisable at a price of $3.50 until February 12, 2024, and 28,571 stock options are exercisable at a price of $2.59 per Share until January 30, 2025.

(7) As of March 31, 2020, Cathy McLay held 42,857 stock options each of which entitles Ms. McLay to purchase one Share which are exercisable at a price of $2.59 per Share until January 30, 2025.

Exercise of Compensation Securities by Directors and NEOs

Name and Position	Type of Compensation Security	Number of Underlying Securities Exercised	Exercise price per security ($)	Date of exercise	Closing Price of Security on Date of Exercise ($)	Difference between the exercise price and closing price on date of exercise ($)	Total value on exercise date ($)
Fraser Atkinson	Stock Options	90,721	$1.75	09/19/19	$2.94	$1.19	$107,958
David Richardson	Stock Options	28,571	$1.75	03/05/20	$2.31	$0.56	$16,000

Stock Option Plan

The Company's current stock option plan (the "2019 Plan") which is a "rolling" stock option plan, whereby the aggregate number of Shares reserved for issuance, together with any other Shares reserved for issuance under any other plan or agreement of the Company, shall not exceed ten (10%) percent of the total number of issued Shares (calculated on a non-diluted basis) at the time an option is granted. The 2019 Plan provides that the Board may, from time to time, in its discretion, grant to directors, officers, employees, consultants and other personnel of the Company and its subsidiaries or affiliates, options to purchase Shares. The Shareholders ratified the Plan at the Company's annual general and special meeting held on May 14, 2019. As at April 12, 2021, there were 1,233,173 stock options outstanding under the 2019 Plan.

A complete copy of the 2019 Plan is attached as Schedule "B" to the Information Circular dated April 12, 2019 and filed on SEDAR at www.sedar.com on April 17, 2019.

For additional details regarding the terms of the 2019 Plan, see below under the heading "Particulars of Other Matters to be Acted Upon - Ratification of 2019 Stock Option Plan".

Employment, Consulting and Management Agreements

Fraser Atkinson - Chairman and Chief Executive Officer

Pursuant to a consulting agreement dated August 6, 2014, among the Company, Fraser Atkinson and Koko, the Company retained Fraser Atkinson to provide consulting services to the Company. Pursuant to the foregoing arrangement, the Company paid $5,000 per month to Koko. Effective January 1, 2017, the Company amended this agreement and agreed to pay the sum of U.S. $10,000 per month. Fraser Atkinson was appointed the CEO of the Company on June 12, 2019. On February 26, 2020 the Company amended the compensation arrangements with Koko increasing the monthly payment to U.S. $18,750 per month plus GST from the date of the appointment.

Phillip Oldridge - Former Chief Executive Officer

Effective January 1, 2016, the Company entered into a consulting agreement with S&P 500 Financial Corporate Services Inc., a U.S. company where Mr. Oldridge served as a director, which was terminated December 31, 2017. Pursuant to the foregoing arrangement, the U.S. subsidiary of the Company paid consulting fees to S&P 500 Financial Corporate Services Inc. of U.S. $240,000 ($314,760) for the 2019 fiscal year.  Phillip Oldridge was terminated as the CEO of the Company on June 12, 2019, and was paid U.S. $60,000 ($85,122) for the 2020 fiscal year.

Brendan Riley - President

The Company entered into an employment agreement on October 27, 2016 to pay Brendan Riley U.S. $225,000 per annum plus benefits, which amounted to $344,760 for the 2020 fiscal year and $295,087 for the 2019 fiscal year. Brendan Riley was appointed the President of the Company on October 27, 2016.

Michael Sieffert - Chief Financial Officer and Secretary

The Company entered into an employment agreement on November 15, 2018 with Michael Sieffert pursuant to which the Company agreed to pay Mr. Sieffert $200,000 per annum increasing to $225,000 per annum February 15, 2019.  Mr. Sieffert was paid $229,666 for the 2020 fiscal year and $58,037 for the 2019 fiscal year.  Mr. Sieffert was appointed the CFO and Secretary of the Company on December 1, 2018.

Mark Achtemichuk - Former Chief Financial Officer

Pursuant to a consulting agreement dated August 6, 2014, among the Company, Mark Achtemichuk and MSA Holdings Inc., a company beneficially owned by Mark Achtemichuk, the Company retained Mark Achtemichuk to provide consulting services to the Company. Effective January 1, 2016, the Company amended this agreement and agreed to pay the sum of $2,500 per month. Mark Achtemichuk was the CFO and Secretary of the Company from February 22, 2011 to December 1, 2018.

Oversight and Description of Director and NEO Compensation

The overall objective of the Company's compensation strategy is to offer short-term, medium-term and long- term compensation components to ensure that the Company has in place programs to attract, retain and develop management of the highest caliber and has in place a process to provide for the orderly succession of management, including receipt on an annual basis of any recommendations of the CEO, if any, in this regard. The Company currently has short-term, medium-term and long-term compensation components in place, and intends to further develop these compensation components. The objectives of the Company's compensation policies and procedures are to align the interests of the Company's employees with the interests of the Shareholders.

The Company has a Compensation Committee comprised of Malcolm Clay, Cathy McLay and David Richardson and a Nominating Committee comprised of Malcolm Clay, Fraser Atkinson and Mark Achtemichuk. Cathy McLay is the chair of the Compensation Committee and Malcolm Clay is the chair of the Nominating Committee. All tasks related to developing and monitoring the Company's approach to the compensation of officers of the Company and to developing and monitoring the Company's approach to the nomination of directors to the Board are performed by the members of these committees in consultation with the Board. The compensation of the NEOs and the Company's employees are reviewed, recommended and approved by these committees in consultation with the Board.

Compensation to NEOs may include a base salary that constitutes the Company's short-term compensation component. Such salary takes into account his or her existing professional qualifications and experience. The NEOs' performances and salaries are to be reviewed periodically on the anniversary of their employment with the Company. Increases in salary are to be evaluated on an individual basis and are performance and market-based.

The Company may also grant incentive securities to NEOs to satisfy the long-term compensation component. The Board may also award bonuses to its NEOs. The amount and award of such bonuses is discretionary, depending on, among other factors, the financial performance of the Company and the position of a  NEO.

During the financial years ended March 31, 2020 and March 31, 2019, the Company accrued consulting fees as set out above under the heading "Director and Named Executive Officer Compensation, excluding Compensation Securities".

Pension Plan Benefits

The Company does not have any pension plans that provide for payments or benefits to the NEOs at, following, or in connection with retirement, including any defined benefits plan or any defined contribution plan. The Company does not have a deferred compensation plan with respect to any NEO.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth details with respect to the stock options granted under the 2019 Plan as at March 31, 2020:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights(1)	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))(2)
Equity compensation plans approved by security holders	1,018,500	$3.50	530,175
Equity compensation plans not approved by security holders	Nil	N/A	N/A
Total	1,018,500	$3.50	530,175

(1) The Company does not have any warrants or rights outstanding under any equity compensation plans.

(2) Excluding stock options exercised during the year ended March 31, 2020.

A complete copy of the 2019 Plan is attached as Schedule "B" to the Information Circular dated April 12, 2019 and filed on SEDAR at www.sedar.com on April 17, 2019.

At the Meeting, Shareholders will be asked to ratify, confirm and approve the 2019 Plan. See "Particulars of Matters to be Acted Upon - Ratification of 2019 Stock Option Plan", below.

APPOINTMENT OF AUDITOR

At the Meeting, Shareholders will be asked to pass an ordinary resolution to appoint Crowe MacKay LLP as auditors of the Company for the fiscal year ending March 31, 2022 and to authorize the Board to fix the remuneration to be paid to Crowe MacKay LLP for the fiscal year ending March 31, 2022. An ordinary resolution needs to be passed by a simple majority of the votes cast by the Shareholders present in person or represented by proxy and entitled to vote at the Meeting.

Management recommends that Shareholders vote for the appointment of Crowe MacKay LLP as the Company's auditors for the fiscal year ending March 31, 2022 and the authorization of the Board to fix the remuneration paid to the auditors for the fiscal year ending March 31, 2022.

AUDIT COMMITTEE DISCLOSURE

Under National Instrument 52-110 - Audit Committees ("NI 52-110"), a reporting issuer is required to provide disclosure annually with respect to its Audit Committee, including the text of its Audit Committee Charter, information regarding composition of the Audit Committee, and information regarding fees paid to its external auditor. The Company provides the following disclosure with respect to its Audit Committee:

Audit Committee Charter

The full text of the Audit Committee Charter is disclosed at Schedule "A" to this Information Circular.

Composition of the Audit Committee

The Company's Audit Committee is currently comprised of three independent directors consisting of, Malcolm Clay, David Richardson and Cathy McLay.

All of the Audit Committee members are "financially literate", as defined in NI 52-110, as all have the industry experience necessary to understand and analyze financial statements of the Company, as well as the understanding of internal controls and procedures necessary for financial reporting.

The Audit Committee is responsible for review of both interim and annual financial statements for the Company. For the purposes of performing their duties, the members of the Audit Committee have the right at all times, to inspect all the books and financial records of the Company and any subsidiaries and to discuss with management and the external auditors of the Company any accounts, records and matters relating to the financial statements of the Company. The audit committee members meet periodically with management and annually with the external auditors.

Relevant Education and Experience

All of the members of the Audit Committee are able to understand and interpret information related to financial statement analysis. Each of the members of the Audit Committee has a general understanding of the accounting principles used by the Company to prepare its financial statements and will seek clarification from the Company's auditors, where required. Each of the members of the Audit Committee also has direct experience in understanding accounting principles for private and reporting companies. The relevant experience of the current members of the Audit Committee is as follows:

Malcolm Clay

Mr. Clay has been a director of the Company since February 2011. Mr. Clay holds a Bachelor of Arts degree from the University of British Columbia (1965) and a designation with the Chartered Professional Accountants of British Columbia (1969). Mr. Clay is currently retired. He was a Partner with KPMG LLP from September 1975 to September 2002. Mr. Clay is currently a director of the public company listed on the Toronto Stock Exchange.

David Richardson

Mr. Richardson has been a director of the Company since March 2015. He is currently President and CEO of Octaform Systems Inc., and is a Director Emeritus of Ducks Unlimited Canada following 20 years on the board. He was a founding member and Director of The Asia Pacific Foundation, and a leader on various government trade missions to Asia.

In addition he was a Director of the Canada China Trade Council and Chairman of the Agriculture Committee. Mr. Richardson has served on a number of public and private boards throughout his career and continues to hold several other directorship positions.

Cathy McLay

Ms. McLay has been a director of the Company since January 2020. Ms McLay is a fellow of the Chartered Professional Accountants of British Columbia and a graduate of the Institute of Corporate Directors Education Program. Ms. McLay retired in 2018 from Translink, a public transit service provider in Metro Vancouver as the Chief Financial Officer, Executive Vice President Finance and Corporate Services and for a period the Interim Chief Executive Officer.

She currently serves on the boards of Coast Mountain Bus Company (Chair), Insurance Corporation of British Columbia (Chair Audit Committee) and Vancouver Fraser Port Authority (Chair Major Capital Committee).

Audit Committee Oversight

At no time since the commencement of the Company's most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board.

Reliance on Certain Exemptions

Since the commencement of the Company's most recently completed financial year, the Company has not relied on the exemptions in Sections 2.4, 6.1.1(4), 6.1.1(5), or 6.1.1(6) or Part 8 of NI 52-110. Section 2.4 (De Minimis Non-audit Services) provides an exemption from the requirement that the Audit Committee must pre-approve all non-audit services to be provided by the auditor, where the total amount of fees related to the non-audit services are not expected to exceed 5% of the total fees payable to the auditor in the financial year in which the non-audit services were provided. Sections 6.1.1(4) (Circumstance Affecting the Business or Operations of the Venture Issuer), 6.1.1(5) (Events Outside Control of Member) and 6.1.1(6) (Death, Incapacity or Resignation) provide exemptions from the requirement that a majority of the members of the Company's Audit Committee must not be executive officers, employees or control persons of the Company or of an affiliate of the Company. Part 8 (Exemptions) permits a company to apply to a securities regulatory authority or regulator for an exemption from the requirements of NI 52-110 in whole or in part.

Pre-Approval Policies and Procedures

Formal policies and procedures for the engagement of non-audit services have yet to be formulated and adopted. Subject to the requirements of NI 52-110, the engagement of non-audit services is considered by, as applicable, the Board and the Audit Committee, on a case-by-case basis.

External Auditor Service Fees

In the following table, "Audit Fees" are fees billed by the Company's external auditor for services provided in auditing the Company's annual financial statements for the subject year. "Audit Related Fees" are fees not included in audit fees that are billed by the auditor for assurance and related services that are reasonably related to the performance of the audit review of the Company's financial statements. "Tax Fees" are fees billed by the auditor for professional services rendered for tax compliance, tax advice and tax planning. "All Other Fees" are fees billed by the auditor for products and services not included in the foregoing categories.

The aggregate fees billed by the Company's Crowe MacKay LLP, Chartered Professional Accountants, in the fiscal years ended March 31, 2020 and March 31, 2019, by category, are as follows:

Financial Year Ended	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
2020	$87,720	Nil	$4,400	$48,538
2019	$59,080	Nil	$4,300	$1,182

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No current or former director, executive officer, proposed nominee for election to the Board, or associate of such persons is, or at any time since the beginning of the Company's most recently completed financial year has been, indebted to the Company or any of its subsidiaries.

No indebtedness of current or former director, executive officer, proposed nominee for election to the Board, or associate of such person is, or at any time since the beginning of the most recently completed financial year has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries.

MANAGEMENT CONTRACTS

Other than as disclosed herein, there were no management functions of the Company, which were, to any substantial degree, performed by persons other than the directors or executive officers of the Company.

CORPORATE GOVERNANCE

General

National Instrument 58-101 - Disclosure of Corporate Governance Practices, as adopted by the Canadian Securities Administrators, prescribes certain disclosure by the Company of its corporate governance practices. This disclosure is presented below.

Board of Directors

The Board facilitates its exercise of independent supervision over the Company's management through meetings of the Board.

Fraser Atkinson and Brendan Riley, the Company's Chairman and CEO and President, respectively, are not considered to be independent, as they are officers of the Company. Mr. Achtemichuk resigned as an officer on December 1, 2018 so he is considered to be an associated director. Mr. Clay, Mr. Richardson and Ms. McLay are considered to be independent in that they are independent and free from any interest and any business or other relationship which could or could reasonably be perceived to; materially interfere with the respective director's ability to act with the best interests of the Company, other than the interests and relationships arising from Shareholders.

Directorships

The following table sets out the existing directors and proposed directors of the Company that are directors or officers of other reporting issuers:

Name	Name and Jurisdiction of Reporting Issuer	Position	From	To
Fraser Atkinson	Equus Total Return, Inc.(1)	Director	May 12, 2010	Present
Malcolm Clay	Minco Capital Corporation(2)	Director	December 5, 2007	Present

(1) New York Stock Exchange

(2) Toronto Stock Exchange

Orientation and Continuing Education

The Board briefs all new directors with respect to the policies of the Board and other relevant corporate and business information. The Board does not provide any continuing education.

Ethical Business Conduct

The Board believes that the fiduciary duties placed on individual directors by the Company's governing corporate legislation and the common law, and the restrictions placed by applicable corporate legislation on an individual director's participation in decisions of the Board in which the director has an interest, have been sufficient to ensure that the Board operates independently of management and in the best interests of the Company.

Nomination of Directors

The Company has a Nominating Committee comprised of Malcolm Clay, Fraser Atkinson and Mark Achtemichuk. On August 23 2020, the Company adopted a Board of Director Nomination Process. In general, when the Board determines that expansion of the board or replacement of a director is necessary or appropriate, the Company's independent directors will be responsible for identifying one or more candidates to fill such directorship, investigating each candidate, evaluating his/her suitability for service on the Board and recommending for selection suitable candidates for nomination to the Board. The Company's independent directors are authorized to use any methods they deems appropriate for identifying candidates for Board membership, including recommendations from current members of the Board, senior management or other third parties (including recommendations from stockholders). The Company's independent directors may engage outside search firms to identify suitable candidates.  The Company's independent directors are also authorized to engage in whatever investigation and evaluation processes it deems appropriate, including a thorough review of the candidate's background, characteristics, qualities and qualifications, and personal interviews with all or some of the Company's independent directors, the Company's management or one or more other members of the Board.  While diversity may contribute to an evaluation, it is not considered by the Board as a separate or independent factor in identifying board of director nominees.  In formulating its recommendation, the Company's independent directors will consider not only the findings and conclusions of the investigation and evaluation process, but also the current composition of the Board; the diversity of the board, including the gender diversity; the attributes and qualifications of serving members of the Board; additional attributes, capabilities or qualifications that should be represented on the Board; and whether the candidate could provide those additional attributes, capabilities or qualifications. The Company's independent directors will not recommend any candidate unless that candidate has indicated a willingness to serve as a director and has agreed to comply, if elected, with the expectations and requirements of serving as a member of the Board.  In considering whether to recommend directors who are eligible to stand for re-election, the Company's independent directors may consider a variety of factors, including, without limitation, a director's contributions to the Board and ability to continue to contribute productively; attendance at Board and committee meetings and compliance with the Company corporate governance policies; whether the director continues to possess the attributes, capabilities and qualifications considered necessary or desirable for continued service on the Board; the independence of the director; and the nature and extent of the director's non-Company activities.

Compensation

The Company has a Compensation Committee comprised of Malcolm Clay, David Richardson, and Cathy McLay. The Company adopted a formal Compensation Committee Charter on August 23, 2020.  The Company's compensation committee, in consultation with the Board, conducts reviews with regard to the compensation of its directors and officers once a year. To make its recommendations on such compensation, the Company's compensation committee take into account the types of compensation and the amounts paid to directors and officers of comparable publicly traded Canadian companies.

Assessments

The Company has no formalized assessment procedures to satisfy itself that its directors, board committee members and the board as a whole are performing effectively.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as disclosed herein and transactions carried out in the ordinary course of business of the Company, none of the directors or executive officers of the Company, any Shareholder directly or indirectly beneficially owning, or exercising control or direction over, more than 10% of the outstanding Shares, nor any associate or affiliate of any of the foregoing, has had, during the most recently completed financial year of the Company, or during the current financial year, any material interest, direct or indirect, in any transactions that materially affected or would materially affect the Company.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Except as disclosed elsewhere in this Information Circular, no director or executive officer of the Company who was a director or executive officer since the beginning of the Company's last financial year, no proposed nominee for election as a director of the Company, nor any associate or affiliates of any such directors, officers or nominees, has any material interest, direct or indirect, by way of beneficial ownership of Shares or other securities in the Company or otherwise, in any matter to be acted upon at the Meeting other than the election of directors and the grant of options which may be granted to such persons upon the approval of the 2019 Plan as discussed below.

PARTICULARS OF MATTERS TO BE ACTED UPON

Ratification of 2019 Stock Option Plan

The Company's current stock option plan is the 2019 Plan which is a "rolling" stock option plan, whereby the aggregate number of Shares reserved for issuance, together with any other Shares reserved for issuance under any other plan or agreement of the Company, shall not exceed ten (10%) percent of the total number of issued Shares (calculated on a non-diluted basis) at the time an option is granted.

The 2019 Plan is subject to the approval of Shareholders and the TSXV, pursuant to the rules of the TSXV, on a yearly basis. At the Meeting, Shareholders will be asked to ratify, confirm and approve the 2019 Plan. A copy of the 2019 Plan is attached to the Information Circular dated April 12, 2019 as Schedule "B" which was filed on SEDAR at www.sedar.com on April 17, 2019,

The following information is intended as a brief description of the 2019 Plan and is qualified in its entirety by the full text of the 2019 Plan.

1. The Board shall establish the exercise price at the time each Option is granted, subject to the following conditions:

 (a) if the Shares are listed on the TSXV, the exercise price will not be less than the minimum prevailing price permitted by TSXV policies;

 (b) if the Shares are not listed, posted and trading on any stock exchange or bulletin board, then the exercise price will be determined by the Board at the time of granting;

 (c) if an option is granted within 90 days of a distribution by a prospectus by the Company, the exercise price will not be less than the price that is the greater of the minimum prevailing price permitted by TSXV policies and the per Share price paid by public investors for Shares acquired under the distribution by the prospectus, with the 90 day period beginning on the date a final receipt is issued for the prospectus; and

 (d) in all other cases, the exercise price shall be determined in accordance with the rules and regulations of any applicable regulatory bodies.

2. Upon expiry of an option, or in the event an option is otherwise terminated for any reason, without having been exercised in full, the number of Shares in respect of the expired or terminated option shall again be available for a grant under the 2019 Plan.

3. No option granted under the 2019 Plan may have an expiry date exceeding ten years from the date on which the option is granted (unless automatically extended as a result of a blackout period as described below).

4. The expiry date of each option will be automatically extended if the expiry date falls within a period during which the Company prohibits optionees from exercising their options, provided that:

 (a) the blackout period has been formally imposed by the Company pursuant to its internal trading policies as a result of the bona fide existence of undisclosed Material Information (as defined in the policies of the TSXV). For greater certainty, in the absence of the Company formally imposing a blackout period, the expiry date of any options will not be automatically extended in any circumstances;

 (b) the blackout period expires upon the general disclosure of the undisclosed Material Information and the expiry date of the affected options is extended to no later than ten (10) business days after the expiry of the blackout period; and

 (c) the automatic extension will not be permitted where the optionee or the Company is subject to a cease trade order (or similar order under applicable securities laws) in respect of the Company's securities.

5. Options granted to any one individual in any 12 month period cannot exceed more than 5% of the issued Shares, unless the Company has obtained disinterested shareholder approval.

6. Options granted to any one consultant in any 12 month period cannot exceed more than 2% of the issued Shares, without the prior consent of the TSXV.

7. Options granted to all persons, in aggregate, conducting investor relations activities in any 12 month period cannot exceed more than 2% of the issued Shares, without the prior consent of the TSXV.

8. Options issued to optionees performing investor relations activities will vest in stages over 12 months with no more than one quarter of the options vesting in any three month period.

9. If a director, employee or consultant of the Company is terminated for cause, then any option granted to the option holder will terminate immediately upon the option holder ceasing to be a director, employee, or consultant of the Company by reason of termination for cause.

10. If an option holder ceases to be a director, employee or consultant of the Company (other than by reason of death, disability or termination of services for cause), or if an optionee resigns, as the case may be, then any option granted to the holder that had vested and was exercisable on the date of termination will expire on the earlier of the expiry date and the date that is 90 days following the date that the holder ceases to be a director, employee or service provider of the Company.

11. If the engagement of an option holder engaged in investor relations activities as a consultant is terminated for any reason other than cause, disability or death, any option granted to such holder that was exercisable and had vested on the date of termination will be exercisable until the earlier of the expiry date and the date that is 30 days after the effective date of the holder ceasing to be a consultant.

12. If an option holder dies, the holder's lawful personal representatives, heirs or executors may exercise any option granted to the holder that had vested and was exercisable on the date of death until the earlier of the expiry date and one year after the date of death of the holder.

13. If an option holder ceases to be a director, employee or consultant of the Company as a result of a disability, the holder may exercise any option granted to the holder that had vested and was exercisable on the date of disability until the earlier of the expiry date and one year after the date of disability.

14. Options granted to directors, employees or consultants will vest when granted unless determined by the Board on a case by case basis, other than options granted to consultants performing investor relations activities, which will vest in stages over 12 months with no more than one quarter of the options vesting in any three month period.

15. The 2019 Plan will be administered by the Board who will have the full authority and sole discretion to grant options under the 2019 Plan to any eligible party, including themselves.

16. Options granted under the 2019 Plan shall not be assignable or transferable by an option holder.

17. The Board may from time to time, subject to regulatory or shareholder approval, amend or revise the terms of the 2019 Plan.

The 2019 Plan provides that other terms and conditions may be attached to a particular option at the discretion of the Board.

At the Meeting, Shareholders will be asked to approve the following ordinary resolution (the "2019 Plan Resolution"), which must be approved by at least a majority of the votes cast by Shareholders represented in person or by proxy at the Meeting who vote in respect of the 2019 Plan Resolution:

"RESOLVED, as an ordinary resolution of the shareholders of GreenPower Motor Company Inc. (the "Company"), that:

1. The Company's 2019 Stock Option Plan (the "2019 Plan"), as set forth in the Company's Information Circular dated April 12, 2021, including the reservation for issuance under the 2019 Plan at any time of a maximum of 10% of the issued common shares of the Company, be and is hereby ratified, confirmed and approved, subject to the acceptance of the 2019 Plan by the TSX Venture Exchange (the "TSXV");

2. The board of directors of the Company be authorized in its absolute discretion to administer the 2019 Plan and amend or modify the 2019 Plan in accordance with its terms and conditions and with the policies of the TSXV; and

3. Any one director or officer of the Company be and is hereby authorized and directed to do all such acts and things and to execute and deliver, under the corporate seal of the Company or otherwise, all such deeds, documents, instruments and assurances as in his opinion may be necessary or desirable to give effect to the foregoing resolutions, including, without limitation, making any changes to the 2019 Plan required by the TSXV or applicable securities regulatory authorities and to complete all transactions in connection with the administration of the 2019 Plan."

The form of the 2019 Plan Resolution set forth above is subject to such amendments as management may propose at the Meeting, but which do not materially affect the substance of the 2019 Plan Resolution.

Management of the Company recommends that Shareholders vote in favour of the 2019 Plan Resolution at the Meeting. It is the intention of the Designated Persons named in the enclosed form of proxy, if not expressly directed otherwise in such form of proxy, to vote such proxy FOR the 2019 Plan Resolution.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR at www.sedar.com. Shareholders may contact the Company at its office at Suite 240 - 209 Carrall Street, Vancouver, B.C. V6B 2J2, to request copies of the Company's financial statements and related Management's Discussion and Analysis (the "MD&A"). Financial information is provided in the Company's audited financial statements and MD&A for the year ended March 31, 2020 and in the financial statements and MD&A for subsequent financial periods, are available on SEDAR.

OTHER MATTERS

Other than the above, management of the Company knows of no other matters to come before the Meeting other than those referred to in the Notice of Meeting. However, if any other matters that are not known to management should properly come before the Meeting, the accompanying form of proxy confers discretionary authority upon the persons named therein to vote on such matters in accordance with their best judgment.

APPROVAL OF THE BOARD OF DIRECTORS

The contents of this Information Circular have been approved, and the delivery of it to each Shareholder of the Company entitled thereto and to the appropriate regulatory agencies has been authorized, by the Board.

Dated at Vancouver, British Columbia as of this 12th day of April, 2021.

ON BEHALF OF THE BOARD OF DIRECTORS OF
GREENPOWER MOTOR COMPANY INC.

"Fraser Atkinson"
Fraser Atkinson Chairman and Director

SCHEDULE "A"

AUDIT COMMITTEE CHARTER

[See attached]

GREENPOWER MOTOR COMPANY INC.
(the "Company")

AUDIT COMMITTEE CHARTER

(adopted as of August 23, 2020)

I. PURPOSE

The Audit Committee (the "Audit Committee" or the "Committee") of the Board of Directors (the "Board") of the Company, shall provide assistance to the directors of the Company in fulfilling their responsibility to the stockholders relating to corporate accounting matters, the financial reporting practices of the Company, and the quality and integrity of the financial reports of the Company.  The Audit Committee's purpose is to:

1. Assist the Board's oversight of:

(a) the reliability and integrity of the Company's financial statements, accounting policies, financial reporting and disclosure practices;

(b) the establishment and maintenance of processes to assure compliance with all relevant laws, regulations, and Company policies, including a process for receipt of complaints and concerns regarding accounting, internal control or auditing matters;

(c) the engagement, compensation, performance, qualifications and independence of the Company's independent auditors, their conduct of the annual independent audit of the Company's financial statements, and their engagement for all other services; and

(d) the functioning of the Company's system of internal accounting and financial controls.

2. Provide an open avenue of communication between the internal accounting department, the independent auditors, the Company's financial and senior management and the Board.

3. Prepare the report of the Audit Committee required by the rules of the Securities and Exchange Commission ("SEC"), as applicable.

The Committee will primarily fulfill these responsibilities by carrying out the activities enumerated in this Charter.

While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits, or to determine that the Company's financial statements are complete and accurate or are in accordance with generally accepted accounting principles, accounting standards, or applicable laws and regulations.  This is the responsibility of management of the Company, the Company's internal accounting department and the Company's independent auditors.  Because the primary function of the Committee is oversight, the Committee shall be entitled to rely on the expertise, skills and knowledge of management, the internal accounting department, and the Company's independent auditors and the integrity and accuracy of information provided to the Committee by such persons in carrying out its oversight responsibilities.  Nothing in this Charter is intended to change the responsibilities of management and the independent auditors.

II. STRUCTURE AND OPERATION

Composition and Qualifications

The Committee shall consist of at least three (3) members of the Board.  Except as otherwise permitted by applicable rules and regulations, each of the members of the Committee shall, in the judgment of the Board, meet (i) the independence requirements of Rule 10A-3 of the Securities Exchange Act of 1934 (the "1934 Act") and any other rules and regulations promulgated by the SEC thereunder; and (ii) the independence requirements of the rules of any applicable stock exchange or quotation system upon which the Company's shares are listed from time to time.  One or more members of the Committee, as required by the applicable rules and regulations, shall be, in the judgment of the Board, an "audit committee financial expert," as such term is defined in Rule 309 of the 1934 Act and the rules and regulations promulgated by the SEC thereunder, and be able to read and understand fundamental financial statements.

Authority

The Committee shall have the authority to (i) retain (at the Company's expense) its own legal counsel, accountants and other consultants that the Committee believes, in its sole discretion, are needed to carry out its duties and responsibilities; (ii) conduct investigations that it believes, in its sole discretion, are necessary to carry out its responsibilities; and (iii) take whatever actions that it deems appropriate to foster an internal culture that is committed to maintaining quality financial reporting, sound business risk practices and ethical behavior within the Company.  In addition, the Committee shall have the authority to request any officer, director or employee of the Company, the Company's outside legal counsel and the independent auditors to meet with the Committee and any of its advisors and to respond to their inquiries.  The Committee shall have full access to the books, records and facilities of the Company in carrying out its responsibilities. Finally, the Board shall adopt resolutions which provide for appropriate funding, as determined by the Committee, for (i) services provided by the independent auditors in rendering or issuing an audit report, (ii) services provided by any adviser employed by the Committee which it believes, in its sole discretion, are needed to carry out its duties and responsibilities, or (iii) ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties and responsibilities.

The Committee, in its capacity as a committee of the Board, is directly responsible for the appointment, compensation, retention and oversight of the work of the independent auditors engaged (including resolution of disagreements between the Company's management and the independent auditors regarding financial reporting) for the purpose of preparing and issuing an audit report or performing other audit, review or attestation services for the Company.

The Audit Committee shall ensure that the independent auditors submit to the Company annually a formal written statement delineating all relationships between the independent auditors and the Company and its subsidiaries (the ''Statement as to Independence''), addressing the non-audit services provided to the Company or its subsidiaries and the matters set forth in Independence Standards Board Standard No. 1.

The Audit Committee shall ensure that the independent auditors submit to the Company annually a formal written statement of the fees billed for each of the following categories of services rendered by the independent auditors: (i) the audit of the Company's annual financial statements for the most recent fiscal year and any reviews of the financial statements; (ii) information technology consulting services for the most recent fiscal year, in the aggregate and by each service (and separately identifying fees for such services relating to financial information systems design and implementation); and (iii) all other services rendered by the independent auditors for the most recent fiscal years, in the aggregate and by each service.

Appointment and Removal

The members of the Committee shall be appointed by the Board and continue to be members until their successors are elected and qualified or until their earlier retirement, resignation or removal.  Any member of the Committee may be removed, with or without cause, by majority vote of the Board at any time.  However, a member of the Committee shall automatically cease to be a member of the Committee upon either ceasing to be a director of the Board or, if applicable, ceasing to satisfy any applicable standards as required in Section II above of this Charter.  Vacancies on the Committee will be filled by the Board.

Chairperson

The Board may appoint one member of the Committee to serve as Chair of the Committee, to convene and chair all regular and special sessions of the Committee, set the agendas for Committee meetings, to determine and communicate to management and the full Board the information needs of the Committee, and to report Committee determinations and actions on behalf of the Committee to the full Board.  If the Board fails to appoint a Chair, the members of the Committee shall elect a Chair by majority vote of the full Committee to serve at the pleasure of the majority of the full Committee.  If the Chair of the Committee is not present at any meeting of the Committee, an acting Chair for the meeting shall be chosen by majority vote of the Committee from among the members present.  In the case of a deadlock on any matter or vote, the Chair shall refer the matter to the Board.  The Committee shall also appoint a secretary who need not be a director.  All requests for information from the Company or the independent auditors shall be made through the Chair.

Delegation to Subcommittees

The Committee may delegate its duties and responsibilities to a subcommittee consisting of one or more members of the Committee.  Any delegation may be made only to the extent permitted by applicable rules, regulations, and the Company's constating documents.

III. COMMITTEE MEETINGS

The Chair shall preside at each meeting of the Committee and set the agendas for the Committee meetings.  The Committee shall have the authority to establish its own rules and procedures for notice and conduct of its meetings as long as they are not inconsistent with any provisions of the Company's constating documents or this Charter.

The Committee shall meet (in person or by telephonic meeting) as often as may be deemed necessary or appropriate, generally at least four times annually, or more frequently as circumstances dictate.  The Committee shall meet periodically with management and the independent auditors and, if necessary, in separate executive sessions with only the independent auditors and Committee members present, or with only management and Committee members present, to discuss any matters that the Committee believes should be discussed privately.  The Committee shall maintain written minutes or other records of its meetings and activities, which shall be duly filed in the Company's records.

Except as otherwise required by the constating documents of the Company, a majority of the members of the Committee shall constitute a quorum for the transaction of business and the act of a majority of the members present at any meeting at which there is a quorum shall be the act of the Committee.  The Committee may also act by unanimous written consent in lieu of a meeting.

All non-management directors who are not members of the Committee may attend and observe meetings of the Committee, but shall not participate in any discussion or deliberation unless invited to do so by the Committee, and in any event shall not be entitled to vote.  The Committee may, at its discretion, include in its meetings members of the Company's management, representatives of the Company's outside advisors, any other personnel employed or retained by the Company or any other persons whose presence the Committee believes to be necessary or appropriate.  Notwithstanding the foregoing, the Committee may also exclude from its meetings any persons it deems appropriate, including, but not limited to, any non-management director who is not a member of the Committee.

The Chair of the Committee shall report to the Board following meetings of the Committee and as otherwise requested by the Board.

IV. DUTIES AND RESPONSIBILITIES

The Committee's role is one of oversight.  The Committee shall discharge its responsibilities, and shall assess the information provided by the Company's management and the independent auditors, in accordance with its business judgment.  In discharging its oversight role, the Committee encourages free and open communication among the Committee, the Company's independent auditors, and management, and is empowered to investigate any matter brought to its attention with all requisite access to all books, records, facilities and personnel of the Company and to the Company's auditors and outside legal counsel.

The following functions and responsibilities are set forth as a guide with the understanding that the Committee may carry out additional functions and adopt additional policies and procedures as may be appropriate in light of changing business, legislative, regulatory, legal or other conditions.

To fulfill its responsibilities and duties, the Committee is expected to:

General

1. Develop and maintain free and open means of communication with the Board, the Company's independent auditors, the Company's internal auditors, if any, and the financial and general management of the Company.

2. Perform any other activities as the Committee deems appropriate, or as are requested by the Board, consistent with this Charter, the Company's constating documents and applicable laws and regulations.

3. Review and reassess, at least annually, the adequacy of this Charter and submit any recommended changes to the Board for its consideration.

4. Report its findings regularly to the Board, including any issues that arise with respect to the quality or integrity of the Company's financial statements, the Company's compliance with legal or regulatory requirements, and the performance and independence of the Company's independent auditors.

5. Maintain minutes and other records of meetings and activities of the Committee.

Financial Statements and Published Information

6. Review filings with the governmental bodies, including without limitation the SEC, and other published documents containing the Company's financial statements, including any certification, report, opinion or review rendered by the independent auditors, or any press releases announcing earnings (especially the use of "pro forma" or "adjusted" information not prepared in compliance with generally accepted accounting principles) and all financial information and earnings guidance intended to be provided to analysts and the public or to rating agencies, and consider whether the information contained in these documents is consistent with the information contained in the financial statements.

7. Review and discuss with management and the independent auditors the annual and quarterly financial statements prior to their filing, including the Company's disclosure under "Management's Discussion and Analysis of Financial Condition and Results of Operations" and a discussion with the independent auditors (i) all significant matters related to the independent auditors' review of the financial statements and (ii) the matters required to be communicated by applicable auditing standards.

8. Make a recommendation to the Board regarding the inclusion of the audited annual financial statements in the Company's annual report and interim financial statements in the Company's quarterly reports.

9. Consider and review with management, the Chief Financial Officer and/or the Controller, and the independent auditors:

(a) significant findings during the year, including the status of previous audit recommendations, and management's responses thereto;

(b) any audit problems or difficulties encountered in the course of audit work including any restrictions on the scope of activities or access to required information;

(c) any changes required in the planned scope of the audit plan;

(d) the overall scope and plans for the audit (including the audit budget and the adequacy of compensation and staffing); and

(e) the coordination of audit efforts to monitor completeness of coverage, reduction of redundant efforts, and the effective use of audit resources.

10. Oversee the services rendered by the independent auditors (including the resolution of disagreements between management and the independent auditors regarding preparation of financial statements).

11. Prepare and include in the Company's filings any report from the Committee or other disclosures as required by applicable laws and regulations.

Performance and Independence of Independent Auditor

12. On an annual basis, request from the independent auditors a formal written statement delineating all relationships between the independent auditors and the Company, consistent with Independence Standards Board Standard No. 1 and with all applicable laws, rules and regulations.  The Committee shall review the qualification, performance and independence of the independent auditor annually and make determinations regarding the appointment or termination of the independent auditor.  The Committee shall actively engage in a dialogue with the Company's management and independent auditors with respect to any disclosed relationships or services that may impact the objectivity and independence of the independent auditors from management and the Company and take appropriate action in response to the outside auditors' report to satisfy itself of the independent auditor's objectivity and independence.  The Committee shall also:

(a) confirm with the independent auditors that the independent auditors are in compliance with the partner rotation requirements established by applicable laws and regulations;

(b) consider whether, in the interest of assuring continuing independence of the independence auditors, the Company should regularly rotate its independent auditors;

(c) set clear policies for the Company's hiring of employees or former employees of the independent auditors; and

(d) if applicable, consider whether the independent auditor's provision of any permitted non-audit services to the Company is compatible with maintaining the independence of the independent auditors.

13. At least annually, obtain and review a written report by the independent auditors describing all relationships between the Company and the independent auditors and discuss the independent auditor's internal quality-control procedures, and any material issues raised by the most recent peer review.

Review of Services and Audit by Independent Auditor

14. Have the sole authority and responsibility to appoint, evaluate, determine the compensation of and, where appropriate, replace the independent auditor.  The Committee may, in its discretion, seek stockholder ratification of the independent auditor it appoints.  The independent auditor shall report directly to the Committee, and the Committee's responsibility includes the resolution of disagreements between management and the independent auditors regarding financial reporting.

15. Consider and pre-approve all auditing and non-audit services provided by the independent auditors.  The Committee may delegate the authority to grant pre-approvals to one or more members of the Committee, whose decisions must be presented to the full Committee at its scheduled meetings.

16. Following completion of the annual audit, review with management, the independent auditors and the internal accounting department:

(a) the Company's annual financial statements and related footnotes;

(b) the independent auditors' audit of the financial statements and the report thereon;

(c) any significant changes required in the independent auditors' audit plan; and

(d) other matters related to the conduct of the audit which are to be communicated to the Committee under generally accepted auditing standards.

17.  Reviewing with the independent auditors, as required by applicable laws and regulations:

(a) all critical accounting policies and practices used by the Company;

(b) all alternative treatments of financial information within generally accepted accounting principles that have been discussed with Company management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the independent auditors; and

(c) other material communications between the independent auditors and management, such as any management letters or schedule of unadjusted differences.

Financial Reporting Process

18. Review the activities, organizational structure, staffing and qualifications of the internal audit function, if any.

19. The Committee shall review and approve any material off-balance sheet arrangements or other material financial arrangements of the Company that do not appear on the financial statements of the Company.

20. Review and discuss periodically with management and the independent auditors:

(a) the adequacy and effectiveness of the Company's internal controls over financial reporting and disclosure controls and procedures;

(b) all significant deficiencies in the design or operation of the Company's internal controls which could adversely affect the Company's ability to record, process, summarize and report financial data;

(c) the integrity of its financial reporting processes;

(d) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal controls; and

(e) the adequacy of its risk management programs and policies, including recommendations for any improvements in these areas.

21. Establish regular and separate systems of reporting to the Committee by each of management, the independent auditors and internal accounting department regarding any significant judgments made in management's preparation of the financial statements and the view of each as to appropriateness of such judgments.

22. Review with management the adequacy of the insurance and fidelity bond coverages, reported contingent liabilities, and management's assessment of contingency planning.  Review management's plans regarding any changes in accounting practices or policies and the financial impact of such changes, any major areas in management's judgment that have a significant effect upon the financial statements of the Company, and any litigation or claim, including tax assessments, that could have a material effect upon the financial position or operating results of the Company.

23. Review with the Company's counsel any legal, tax or regulatory matter that may have a material impact on the Company's financial statements, operations, related Company's compliance policies, and programs and reports received from regulators.

24. Meeting periodically with management, the internal auditors, if any, and the independent auditors in separate executive sessions to discuss matters which the Committee or these groups believe should be discussed privately.

Ethical and Legal Compliance/General

25. Review periodically with the Company's general counsel any legal and regulatory matters that may have a material impact on the Company's financial statements.

26. Establish procedures for (i) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters, and (ii) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

27. The Committee shall review and approve any transactions or courses of dealing with related parties.